

22006695

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-52643

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ultimus Fund Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Pictoria Drive, Suite 450
(No. and Street)

Cincinnati	OH	45246
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin M. Guerette	(617) 848-3936	kguerette@ultimusfundsolutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

221 East 4th Street, Suite 2900	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)
10/20/2003		42	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Kevin M. Guerette   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ultimus Fund Distributors, LLC   , as of December 31   , 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> JOSHUA S. SLEPKOW
> NOTARY PUBLIC - RHODE ISLAND
> ID # 59207
> MY COMMISSION EXPIRES 10/23/2022

Signature: _____

Title:
President _____

Notary Public

This filing contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

FINANCIAL STATEMENTS
and
SUPPLEMENTAL INFORMATION AND
EXEMPTION REPORT

For the year ended December 31, 2021

-CONTENTS-



EY

Building a better working world

Ernst & Young LLP
221 East. 4th St.
Suite 2900
Cincinnati, OH 45202

Tel: +1 513 612 1400
ey.com

Report of Independent Registered Public Accounting Firm

To those charged with governance and the Member of Ultimus Fund Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ultimus Fund Distributors, LLC (the Company) as of December 31, 2021, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules A, B, and C has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether

1



EY

Building a better
working world

such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2019.

February 25, 2022

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	409,351
Accounts receivable, net of allowance for doubtful accounts of $4,837		219,635
Due from affiliates		34,528
Prepaid expenses		33,630
Total assets	$	697,144

LIABILITIES & MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	65,765
Accrued expenses		13,668
Due to affiliates		46,455
Total liabilities	$	125,888
MEMBER'S EQUITY	$	571,256
Total liabilities and member's equity	$	697,144

See accompanying notes to the financial statements.

3

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF OPERATIONS
Year Ended December 31, 2021

REVENUE		
Distributions fees	$	1,101,225
Underwriting fee revenue		188,966
License fees		30,594
Other revenue		1,100
Total revenues		1,321,885
EXPENSES		
Management fees		720,000
Commissions expense		120,169
Professional fees		48,951
Software expense		26,800
Registrations fees		23,706
Other expense		22,835
Total expenses		962,461
NET INCOME	$	359,424

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2021

BALANCE AT JANUARY 1, 2021	$	641,832
Net income		359,424
Distributions to Member		(430,000)
BALANCE AT DECEMBER 31, 2021	$	571,256

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 359,424

Adjustments to reconcile net income to net cash flows provided by operating activities

(Increase) decrease in assets:	
Accounts receivable, net	27,825
Due from affiliates	(5,663)
Prepaid expenses	(5,299)
(Decrease) increase in liabilities:	
Accounts payable	33,888
Accrued expenses	1,581
Due to affiliates	(8,918)
NET CASH PROVIDED BY OPERATING ACTIVITIES	403,221
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to Member	(430,000)
NET CASH USED IN FINANCING ACTIVITIES	(430,000)
NET DECREASE IN CASH	(26,779)
CASH AT BEGINNING OF THE YEAR	436,130
CASH AT END OF THE YEAR	$ 409,351

See accompanying notes to the financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2021

Note 1 - Organization and Nature of Business

Ultimus Fund Distributors, LLC ("UFD" or the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934. UFD is an Ohio limited liability company that is a wholly-owned subsidiary of Ultimus Fund Solutions, LLC ("Member"). The ultimate parent of the Member is The Ultimus Group, LLC ("Ultimus Group"). UFD began operations on May 31, 2000 and received FINRA membership approval effective August 18, 2000.

The Member provides comprehensive mutual fund services, including organization, consulting, fund administration, fund accounting and pricing, transfer agency and shareholder services, to new and existing mutual fund groups. UFD serves as the principal underwriter for certain mutual fund groups that have contracted with the Member for the provision of mutual fund services.

The Company is exempt (under paragraph (k)(2)(i)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at December 31, 2021, or during the year then ended.

Note 2 – Summary of Significant Accounting Policies

BASIS OF PRESENTATION
The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles ("U.S. GAAP").

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH
Cash consists of amounts on deposit with banks. At times, cash may exceed the insurance limits, $250,000, of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by depositing cash with major financial institutions. There are no cash equivalents held as of year end nor is any cash restricted.

ACCOUNTS RECEIVABLE, NET
The Company evaluates the collectability of receivables throughout the year and establishes an allowance for bad debts for accounts or portions thereof that become past due greater than 90 days. Balances greater than 90 days are evaluated for collectability, and any reserve is recorded as bad debt within other expense on the statement of operations. During the year ended December 31, 2021, the Company recognized bad debt expense of $4,420, charged off $2,819 of uncollectible receivables, and recorded an allowance for doubtful accounts of $4,837 at December 31, 2021.

DISTRIBUTION AND LICENSING FEE REVENUE
The Company contracts with mutual fund groups under distribution and licensing agreements. The services performed under these agreements include serving as a mutual fund's distributor, qualifying as a broker

7

dealer under all applicable state and/or federal laws in order that the fund's shares may be sold, establishing NSCC FundServ participation membership, processing service and/or distribution fees (12b-1) and transaction-based commissions. The services may also cover the preparation of board and management reports on behalf of each mutual fund's distribution activities. Distribution fees are generally charged as an flat fee or minimum basis point fee for each mutual fund and are recognized as services are provided and billed on a monthly basis in arrears. Licensing fees are generally charged at a flat quarterly or annual fee for each mutual fund and are recognized as services are provided and billed on a monthly basis in arrears. Management considers whether we are acting as the principal service provider or as an agent to determine whether revenue should be recorded based on the gross amount payable by the customer or net of payments to third-party service providers, respectively. UFD is considered an agent as we arrange for the service to be provided by another party and do not control the service.

UNDERWRITING FEE REVENUE
The Company earns revenue from the sales of securities in which it acts as an underwriter. Underwriting income is recognized on the trade date of the security as all performance obligations have been satisfied as of the date of the trade, and control and benefit of the security has been transferred. Underwriting costs are netted with in the underwriting fee revenue when performance obligations have been satisfied. Management considers whether we are acting as the principal service provider or as an agent to determine whether revenue should be recorded based on the gross amount payable by the customer or net of payments to third-party service providers, respectively. UFD is considered an agent as we arrange for the service to be provided by another party and do not control the service.

SUPERVISION FEE REVENUE
The Company licenses registered representatives and maintains their licenses in accordance with rules and regulations of the regulatory authorities in exchange for annual fees. The related revenue is recognized on a straight-line basis throughout the year as the performance obligations are fulfilled. Supervision monitoring is an ongoing process over the annual term and the resulting revenue is included in other income on the statement of operations.

REGISTRATION FEE
The Company incurs registration fees for FINRA and various state licensing requirements. Registration fees are recorded at cost and expensed on a pro rata basis over the respective licensing period.

COST REIMBURSEMENT
Mutual fund groups or their sponsors reimburse the Company for costs associated with the licensing of individual representatives, including FINRA fees and Central Registration Depository ("CRD") advertising which is the cost of reviewing and filing sales literature with FINRA. These costs represent pass-through items in which the Company is serving as an agent to the mutual fund groups or their sponsors and are recorded net with no impact to the Company's financial statements.

INCOME TAXES
The Company is a single member LLC which is disregarded for federal income tax purposes under the provisions of the Internal Revenue Code. Consequently, federal income taxes are not payable by, or provided for, the Company. Accordingly, income from the Company is reported and respective income taxes are paid by the members of the Member, and, as a result, no provision for federal income taxes is provided as it relates to the Company's taxable income.

The Company applies the provisions of Accounting Standards Codification ("ASC") 740-10, Income Taxes, which provides a framework to determine the appropriate level of tax reserves for uncertain tax positions. ASC 740-10 prescribes a "more-likely-than-not threshold" for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and requires the accrual of

interest related to positions that do not meet the more-likely-than-not standard. The Company has concluded that there are no uncertain tax positions that would require recognition in the Company's financial statements. The 2018 through 2020 tax years remain subject to examination by the Internal Revenue Service.

The Company would classify interest and penalties on material uncertain tax positions as interest expense and operating expense, respectively, on the statement of operations. However, as the Company does not have any uncertain tax positions as of December 31, 2021, no such interest and penalties were recognized.

SEGMENT REPORTING
The Company operates as a mutual fund distributor in one business segment. The determination of one segment is based on the review of the Company's financial performance and allocation of its resources on an aggregate level by the Chief Operating Decision Maker, who is also the President of UFD.

NEW ACCOUNTING PRONOUNCEMENTS

The Company considers the applicability and impact of all ASU updates issued by the Financial Accounting Standards Board ("FASB"). ASUs issued during the current period not listed below were assessed and determined to either be not applicable to the Company, or not expected to have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes", which removes certain exceptions related to the approach for intraperiod tax allocation, recognizing deferred tax liabilities for outside basis differences and calculating income taxes in interim periods. The guidance also reduces complexity in certain areas, including franchise taxes that are partially based on income and accounting for tax law changes in interim periods. This guidance is effective for fiscal years beginning after December 15, 2021, including interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. UFD is currently evaluating the effect this standard will have on its disclosures but does not expect the adoption of this standard to have a material effect on UFD's financial statements disclosures.

Note 3 - Related Party Transactions

The Member assumes certain costs of the Company pursuant to a Cost Assumption Agreement. The Company operates out of an office leased by the Member. In addition, employees and other resources of the Member support the Company's operations, by providing certain administration, personnel, accounting, and legal services. A $60,000 monthly management fee is paid to the Member under the Cost Assumption Agreement for the use of facilities, equipment, personnel and services based generally on direct payroll costs incurred. The total management fee equaled $720,000 for the year ended December 31, 2021.

In the ordinary course of business, the Company may advance funds for the payment of expenses or carry balances for services rendered to Ultimus Group and Ultimus Group's wholly owned subsidiaries.

The due from affiliates balance of $34,528 relates to software and compliance expenses paid by the Company on behalf of affiliated entities and reimbursable funds at affiliated entities.

The due to affiliates balance of $46,455 relates to management fees payable to the Member and expenses paid by an affiliated entity that the Company will reimburse.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain a minimum net capital level. At December 31, 2021, the Company had net capital of $274,483 which was $249,483 in excess of its required net capital of $25,000, and a percentage of aggregate indebtedness to net capital of 49%. The Company intends to pay distributions to its Member during 2022, subject to applicable regulatory requirements and approvals.

Note 5 – Commitments and Contingencies

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

From time to time, claims may be made and legal action may be taken against the Company, and the Company may be involved in reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies relating to its business. The Company is also subject to operational risk, which includes risk of loss from human error, inadequate or failed internal processes and systems, and external events as well as compliance and legal risk associated with violations of, or noncompliance with, laws, rules, regulations, prescribed practices or ethical standards, as well as the risk of non-compliance with contractual and other obligations. Some of these actions may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Based on information currently available, management is not aware of any legal or regulatory claims that would have a material effect on the Company's financial statements and therefore no accrual is required as of December 31, 2021.

Note 6 – Risk and Uncertainties

The extent to which COVID-19 impacts the Company's business and financial results will depend on numerous evolving factors including, but not limited to: the magnitude and duration of COVID-19, the extent to which it will impact worldwide macroeconomic conditions, including interest rates, employment rates and health insurance coverage, the speed of the anticipated recovery, and governmental and business reactions to the pandemic. The Company assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to the Company and the unknown future impacts of COVID-19 as of December 31, 2021 and through the date of this report. While there was not a material impact to the Company's financial statements as of and for the year ended December 31, 2021, the Company's future assessment of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to the Company's financial statements in future reporting periods.

Note 7 – Concentration of Revenue and Accounts Receivable

For the year ended December 31, 2021, two customers comprised 24% of the Company's revenues and 15% of accounts receivable, net.

Note 8 – Subsequent Events

The subsequent events for the Company have been evaluated by management through February 25, 2022, the date the financial statements were issued. No subsequent events occurred through this date, other than those disclosed below:

The Company distributed excess net capital of $35,000 and $35,000 to the Member on January 24, 2022 and February 23, 2022, respectively.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE A

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEAELRS
PURSUANT TO RULE 15C3-1

Computation of Net Capital

Total member's equity from Statement of Financial Condition	$ 571,256
Deduction for nonallowable assets:	
Receivable from customers	(228,615)
Receivable from affiliates	(34,528)
Prepaid expenses	(33,630)
	(296,773)
Net Capital	274,483

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	134,868
Percentage of aggregate indebtedness to net capital	49.14%

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	8,991
Minimum dollar net capital requirement	25,000
Net capital requirement (greater of the two above)	25,000
Excess net capital (net capital less minimum net capital)	249,483
Net capital less greater of 10% of aggregate indebtedness	
or 120% of minimum net capital requirement	$ 244,483

There are no material differences between the preceding computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the most recent unaudited Part IIA FOCUS Report (Form A-17A-5) as of December 31, 2021 filed on January 26, 2022.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE B

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2021

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2)(i) as the Company does not carry customer accounts.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE C

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

December 31, 2021

This information is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2)(i) as the Company does not carry customer accounts.



EY

Building a better
working world

Ernst & Young LLP
221 East 4th St.
Suite 2900
Cincinnati, OH 45202

Tel: +1 513 612 1400
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Ultimus Fund Distributors, LLC

We have reviewed management's statements, included in the accompanying Ultimus Fund Distributors, LLC Exemption Report, in which (1) Ultimus Fund Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k):(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2021 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2022

ULTIMUS FUND DISTRIBUTORS, LLC
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2021

Ultimus Fund Distributors, LLC
Exemption Report

Ultimus Fund Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):(2)(i) (the "exemption provisions") and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2021, without exception.

Ultimus Fund Distributors, LLC

I, Kevin Guerette, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Kevin Guerette
President

February 25, 2022